SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Five Star Quality Care, Inc.

(Name of Subject Company (Issuer))

ABP Acquisition LLC

(Names of Filing Persons (Offerors))

ABP Trust
Barry M. Portnoy
Adam D. Portnoy
(Names of Filing Persons (other persons))

Common Stock, par value $0.01 per share	33832D106
(Titles of classes of securities)	(CUSIP number of class of securities)

Adam D. Portnoy
ABP Acquisition LLC
Two Newton Place, 255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634
(617) 928-1300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Margaret R. Cohen, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
500 Boylston Street
Boston, Massachusetts 02116
(617) 573-4800

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*                          A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐                     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒                   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                   third-party tender offer subject to Rule 14d-1.

☐                     issuer tender offer subject to Rule 13e-4.

☐                     going-private transaction subject to Rule 13e-3.

☐                     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Filing”) relates to preliminary communications made before the commencement of a planned tender offer by ABP Acquisition LLC, a Maryland limited liability company and a wholly owned subsidiary of ABP Trust, a Maryland statutory trust, to purchase up to 10,000,000 shares of common stock, par value $0.01 per share, of Five Star Quality Care, Inc., a Maryland corporation (“FVE”) for $3.00 per share, net to the seller in cash, without interest and less any required withholding taxes.

IMPORTANT INFORMATION ABOUT THE TENDER OFFER

The tender offer referenced in this Filing has not yet commenced.  This announcement is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that will be filed with the U.S. Securities and Exchange Commission (the “SEC”).  The solicitation and offer to buy shares of common stock of FVE will only be made pursuant to an Offer to Purchase and related tender offer materials that will be filed by ABP Acquisition LLC with the SEC.  At the time the tender offer is commenced, ABP Acquisition LLC will file a Tender Offer Statement on Schedule TO and thereafter FVE will file a Solicitation/ Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer.  THE TENDER OFFER MATERIALS OF ABP ACQUISITION LLC ON SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/ RECOMMENDATION STATEMENT OF FVE ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION.  FVE STOCKHOLDERS SHOULD READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT FVE STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES.  Copies of these documents, when filed with the SEC, will be available free of charge by contacting Morrow Sodali Global LLC, its information agent for the tender offer, at (800) 662-5200.  These documents, when filed with the SEC, will also be available for free at the SEC’s website at www.sec.gov.

Item 12.	Exhibits

99.1	Press Release issued on October 3, 2016.

2